1 Himalaya Shipping – Q3 2025 Results Presentation 6 November 2025

2 Forward looking statements This results presentation and any related discussions, including any related written or oral statements made by us, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to,” “due to,” “plan,” “potential,” “will,” “may,” “should,” "indicative," "illustrative," "potential" or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, expected cash break-even, illustrative free cash flow per share and earnings potential based on different scenarios and assumptions, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, potential upside in the Capesize market, including market conditions and activity levels in the industry, expected demand for vessels and expected drivers of demand including projects and underlying assumptions, utilization of the global fleet and our fleet, including expected average rates and the information under “Chartering position” and “The supply situation,” fleet growth, vessel orders and order book, expected trends regarding iron ore volume demand, mandatory dry docking trends and impacts on expected supply of dry bulk vessels and yard capacity, replacement needs, statements about our dividend objectives and free cash flow distribution, expectations and plans, including a potential to increase distributions if positive outlook materializes, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate; changes in demand in the dry bulk shipping industry, including the market for our vessels; demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship; changes in the supply of dry bulk vessels; our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; potential disruption of shipping routes due to accidents or political events; our ability to refinance our debt as it falls due; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; the risk of a continued economic slowdown in China and other factors impacting demand from China; global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions; the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on the Capesize market; our ability to pay dividends and cash distributions and the amount of dividends and cash distributions we ultimately pay; risks related to climate change, including climate- change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this investor presentation. Except as required by law, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this investor presentation, whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including EBITDA, average TCE earnings, gross, and illustrative free cash flow. EBITDA represents our net income plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Average TCE earnings, gross, is presented here because the Company believes this measure provides additional meaningful information for investors to analyse our fleets’ daily income performance. For a reconciliation of EBITDA and average TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the three and nine months ended September 30, 2025, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative free cash flow, see slide 10 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable efforts.

3 Highlights Q3 2025 Highlights: • Net profit of $9.5 million and EBITDA of $29.3 million for the quarter ended September 30, 2025. • Achieved time charter equivalent earnings of approximately $35,600 per day, gross, compared to the Baltic Capesize Index of $24,684 in the same period. • Converted the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$35,300 per day, gross, from August 1, 2025 to September 30, 2025. • Converted the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$38,500 per day, gross, from October 1, 2025 to December 31, 2025. • Cash distributions of $0.04, $0.10 and $0.10 per common share for July, August and September 2025, respectively. Subsequent Events: • Achieved time charter equivalent earnings for October 2025 of approximately $36,800 per day, gross. • Declared a cash distribution of $0.07 per share for October 2025.

4 Financial Update

Key Financials Q3 2025

HIMALAYA SHIPPING

Income statement

US$ millions, except per share data	Q3 2025	Q3 2024	Variance
Operating revenues	**37.9**	**39.2**	**(1.3)**
Vessel operating expenses	(7.0)	(6.5)	(0.5)
Voyage expenses and commission	(0.5)	(0.4)	(0.1)
General and administrative expenses	(1.1)	(1.4)	0.3
Depreciation	(7.3)	(7.3)	(0.0)
Total operating expenses	**(15.9)**	**(15.6)**	**(0.3)**
Operating profit	**22.0**	**23.6**	**(1.6)**
Interest expense	(12.8)	(13.2)	0.4
Other financial items	0.3	0.2	0.1
Total financial expense, net	**(12.5)**	**(13.0)**	**0.5**
Tax expense	-	-	-
Net income	**9.5**	**10.6**	**(1.1)**
Earnings per share	0.21	0.24	
EBITDA	**29.3**	**30.9**	**(1.6)**

Comments

- Operating revenues decreased by $1.3 million compared to Q3 2024 due to reduced average TCE, gross, from approx. US$36,800/day in Q3 2024 to US$35,600/day in Q3 2025.
- Vessel operating expenses increased by $0.5 million compared to Q3 2024 primarily due to increased purchase of spares and costs for repairs & maintenance. The average OPEX per day was 6,400 dollars per day during Q3 2025 compared to 6,000 dollars per day during Q3 2024.
- General and administrative expenses decreased by $0.3 million compared to Q3 2024 primarily due to the decrease costs for directors and officers liability insurance and share based compensation.
- Interest expense decreased by $0.4 million due to a lower average loan principal outstanding in Q3 2025 as a result of quarterly loan repayments.

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6 Key Financials Q3 2025 Balance Sheet Summary Comments US$ millions September 30, 2025 June 30, 2025 Variance Cash and cash equivalents 26.4 24.7 1.7 Vessels and equipment 831.1 838.4 (7.3) Total assets 865.3 871.9 (6.6) Short-term and long-term debt 695.4 701.3 (5.9) Total equity 160.1 159.3 0.8 • Cash of $26.4 million as of September 30, 2025 including minimum cash balance required under the sale leaseback financing of $12.3 million. • Total debt, gross, was $707.4 million as of September 30, 2025 ($695.4 million net of deferred loan costs) down from $714.0 million as of June 30, 2025 ($701.3 million net of deferred loan costs). • Cash flow from operations of 18.3 million in Q3 2025. • Total cash distributions of $0.24 per share declared for July, August and September 2025.

7 Company update

Chartering position

Fleet status report – Current

Himalaya Shipping

Fleet Status Report

Vessel Name	Built	Type	2025 Q3	2025 Q4	2026 Q1	2026 Q2	2026 Q3	2026 Q4	2027 Q1	2027 Q2	2027 Q3	2027 Q4
Dual Fuel Newcastlemax												
Mount Norefjell	2023	DF Newcastlemax	32,000*		Index							
Mount Ita	2023	DF Newcastlemax	Index									
Mount Etna	2023	DF Newcastlemax	35,350*	38,780*	Index ➡							
Mount Blanc	2023	DF Newcastlemax	35,350*	Index ➡								
Mount Matterhorn	2023	DF Newcastlemax	Index									
Mont Neblina	2023	DF Newcastlemax	34,650*	38,150*	Index ➡							
Mount Bandeira	2024	DF Newcastlemax		38,000*	Index ➡							
Mount Hua	2024	DF Newcastlemax	31,500*		Index ➡							
Mount Elbrus	2024	DF Newcastlemax	Index									
Mount Denali	2024	DF Newcastlemax	35,400*	39,325*	Index ➡							
Mount Acancagua	2024	DF Newcastlemax	Index									
Mount Emai	2024	DF Newcastlemax	Index									

Option ➡ Evergreen * + Scrubber

Source: Company Data

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9 Source: Fearnleys, Company Data, Shipping Intelligence Peers: GOGL, SBLK, SHIP, GNK, 2020 (reported Cape/Newcastlemax TCE) HSHP TCE vs Peers and Index Proven Outperformance through Large and Modern Tonnage 10,000 15,000 20,000 25,000 30,000 35,000 40,000 2q23 3q23 4q23 1q24 2q24 3q24 4q24 1q25 2q25 3q25 US D P er D ay Baltic 5TC average Average Peer HSHP HSHP avg. premium vs. index ~50% HSHP avg. Premium vs. Peers ~23%

10 Illustrative FCF $ per share based on Capesize index rate Solid dividend capacity 0.0 0.4 1.0 1.6 2.3 2.9 3.5 4.2 4.8 17,206 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000 This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 42% premium (less 5%) commission) + $1,600 in scrubber benefit less $24,900/d in cash breakeven x 12 ships, divided on 46,550,000 shares outstanding

Himalaya Shipping

12 modern 210,000 DWT Newcastlemax LNG DF vessels. Top 1% emission rating for large bulk carriers

Market cap ~$350 mln
Gross debt $708 mln/59 mln per vessel, estimated LTV 67%
7 years vessel financing with 7% fixed interest rate – 26-30 years profile

Full alignment between shareholders and management – board and sponsors own ~1/3 of the equity

22 consecutive monthly dividends - $0.465 YTD

Cash-break even of ~$17k/day on Capesize index equivalent vs BCI average 20k last four years

All vessels fixed on long term index charters with market leading premiums 142% and solid counter parts

Source: Himalaya Shipping, Arrow

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12 Market update

13 Capesize Tonne-miles Capesize Daily Billion Ton-mile Development (30dms*) Cape tonne-mile development year on year Q3 30-day moving sum Source: Arrow 800000 900000 1000000 1100000 1200000 1300000 1400000 1 31 61 91 121 151 181 211 241 271 301 331 361 Day 2022 2023 2024 2025 Tonne-mile Growth Q3 Y/Y Growth Total Capesize +2% Iron Ore +3% Bauxite +15% Coal -15% Export Data Q3 Y/Y Growth Brazil Iron Ore Export +4% Australian Iron Ore Export +2% Guinea Bauxite Export +18%

14 75% 77% 75% 73% 71% 75% 72% 70% 68% 69% 69% 0% 1% 3% 4% 6% 7% 7% 9% 11% 12% 16% 24% 21% 21% 22% 22% 18% 20% 20% 20% 18% 13% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Iron ore Bauxite Coal Other Bauxite market continue to flourish - Increasingly important for Capesize Capesize Fleet – Tonnemile Demand Split, Bauxite > CoalChina Bauxite Imports (Mt/month) China Alumina Production (mt/Month) Source: Arrow, Bloomberg, MySteel 0.0 5.0 10.0 15.0 20.0 25.0 01/01/2018 01/07/2019 01/01/2021 01/07/2022 01/01/2024 01/07/2025 M ill io ns 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 01/01/2018 01/07/2019 01/01/2021 01/07/2022 01/01/2024 01/07/2025 M ill io ns

15 Iron Ore – Seaborne Volumes Continues to Grow Source: Shipping Intelligence Network, Bloomberg China Seaborne Iron Ore Imports (Mt/month China – Imported Iron Ore Inventories (Mt) Global Iron Ore Exports (Mt/month) 115.0 125.0 135.0 145.0 155.0 165.0 175.0 M ill io n to nn es 2021 2022 2023 2024 2025 70.0 80.0 90.0 100.0 110.0 120.0 M ill io n to nn es 2021 2022 2023 2024 2025 100 110 120 130 140 150 160 170 1 6 11 16 21 26 31 36 41 46 51 M t High/Low -'18-Present Avg. -'18-Present 2024 2025

16 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 5% 10% 15% 20% 25% 30% 35% 40% 0-25 25-35 35-45 45-55 55-65 65-75 75-85 85-95 >95 C um ul at iv e to ta l ( lin e) % o f T ot al ( ba r) Wet cash cost (USD/t) intervals China ROW Brazil Auz Cumulative Total Long-term Iron Ore Demand Source: Bloomberg, WoodMac, DNB, USGS, MySteel *YTD is data through September ‘25, annualized China Iron Ore Production – Fe adj. China Iron Ore Imports as % of Demand Iron Ore Wet Production Cash Cost Distribution 0 50 100 150 200 250 300 350 400 450 500 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 YTD* M t 50% 55% 60% 65% 70% 75% 80% 85% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Im po rt s as % o f D em an d China Import % of Demand

Significant iron ore volumes coming – driving ton-mile demand

Addition iron ore volumes in Atlantic basin (MT/y) – 3x longer than from Australia



Simandou project – Guinea
Start-up Nov 2025–full volumes 2027
Vale capacity increases by 2026
CHALCO
WINNING CONSORTIUM SIMANDOU
RioTinto
VALE
60
60
15
15
20
170
WCM
Simfer
Vargem
Capanema
S11D
Total

Volumes representing # ships* > orderbook



272
172
Capes equivalent
Cape+ orderbook

Source: Clarksons, Rio Tinto, Vale, Himalaya Shipping. 1) Assumed 170MT pr year carried on 180k DWT Capesize (95% fully loaded). Each ship able to do 3.65 round voyages pr year

*The actual requirement for additional tonnage will depend on Chinese domestic production and to which degree new Atlantic volumes will replace Australian exports.

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18 0 50 100 150 200 250 300 350 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 2029 Delivered OB The supply situation Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) *Inclusive of current Orderbook ~60% of the fleet >20 years by 2034* Year # ships turning 20 years # of Vessels Delivered % of fleet >20 years (inc. OB) 2025 47 38 7% 2026 58 53 9% 2027 56 53 12% 2028 45 45 14% 2029 110 9 18% 2030 212 0 29% 2031 251 0 40% 2032 214 0 50% 2033 103 0 55% 2034 94 0 59% Vessels built before 20093 Vessels built between 2009 and 2015 Vessels built post-2016 unaffected by 20303 300 ships – 14% 1,072 ships – 49% 826 ships – 37% Unlikely to be able to build significant capacity before 2028

19 0 50 100 150 200 250 300 350 400 450 19 97 19 99 20 01 20 03 20 05 20 07 20 09 20 11 20 13 20 15 20 17 20 19 20 21 20 23 20 25 M ill io n D W T Nominal orderbook vs existing fleet Orderbook Capesize fleet DWT 41.2% 38.5% 31.6% 26.1% 22.8% 18.4% 15.1% 13.4% 11.0% 9.3 % Limited supply of new ships Historically low orderbook Highly supportive OB/Fleet Ratio Source: Orderbook to Fleet Ratio as of October 2025, Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Orderbook 9,3% of fleet

20 Thank you